Exhibit 99.3

Granting of Stock Options and Restricted Share Units

As today marks the beginning of a new board service calendar year and in accordance with the Remuneration policy of Alvotech (the “Company”), which was approved at the Company’s Annual General Meeting (“AGM”) on June 6, 2023, today four independent board directors received a stock option grant allowing the purchase of up to 16,428 Alvotech shares each at today´s opening market price.

The aim of the stock option grants is to align long-term interests of the board members and the Company. The relevant key terms and conditions of the Company´s Equity Incentive Plan approved by Alvotech’s Annual and Extraordinary General Meeting on June 13, 2022 are as follows:

•	The stock option agreements entitle the grantees to purchase Alvotech shares at an exercise price of USD 14.00 per share*.

•	The options are subject to a vesting period over three years with yearly vesting, i.e. one third of the options vest each year starting on the AGM where the stock options were awarded.

•	The options are only exercisable if the grantee is still a member of the board of Alvotech at the time of vesting.

This is the second time that the Company has granted stock options. Hence, the total number of outstanding unexercised stock options is equal the number of stock options granted to the board members on June 6, 2023 in addition to today´s grant.

One new board director who joined the board received an RSU grant, in accordance with the Remuneration Policy, of 17,870 restricted share units which are vesting over three years at a price of USD 13,99 per share*.

*For the stock option grants, the exercise price is determined by the opening price of the Company's ordinary shares (Nasdaq:ALVO) on the Nasdaq US stock exchange as published on nasdaq.com on the date of the grant, or in this case on June 7, 2024. For the RSU grant the price is determined by the closing price on June 6, 2024.